Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements Nos. 333-158343 on Form F-10 and Nos. 333-145300, 333-148048 and 333-159047 on Form S-8 of our reports dated February 23, 2011 relating to (1) the consolidated financial statements of Yamana Gold Inc. (“Yamana”) and (2) the effectiveness of Yamana’s internal control over financial reporting of Yamana Gold Inc. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 4, 2011